Exhibit 99.1

Ozon Announces Filing of Form 15F to Deregister with the U.S.

Securities and Exchange Commission

9 November, 2023 – Ozon Holdings PLC (MOEX, AIX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), announces that today it filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) for purposes of terminating the registration of its ordinary shares and American Depositary Shares (the “ADSs”), each representing one ordinary share, and its reporting obligations under Sections 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of today, all the Company’s reporting obligations under the Exchange Act are suspended, unless the Form 15F is subsequently withdrawn or denied.

Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act (the “Deregistration”) are expected to become effective on 7 February, 2024 or within a shorter period as the SEC may determine.

The Company’s decision to proceed with the Deregistration is aimed at reducing the complexity and costs of reporting following the delisting of the ADSs from The Nasdaq Stock Market LLC (“Nasdaq”). The Company’s ADSs are delisted from Nasdaq with effect from 9 November, 2023.

Following the Deregistration, the Company expects to continue to make available to all investors, on a regular basis, sufficient financial disclosures via its website, https://ir.ozon.com, in line with applicable laws and regulations.

The Company does not expect the Deregistration to have any immediate effect on the terms of the ADSs under its ADS program. The ADSs will continue to be listed on the Moscow Exchange and the Astana International Exchange, and the Company intends to continue to publish on its website, in English, the information required by such exchanges in accordance with applicable requirements.

The Deregistration does not impact the Company’s business operations.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, Armenia, China and Turkey. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.